MILBANK, TWEED, HADLEY & McCLOY LLP
1 CHASE MANHATTAN PLAZA

LOS ANGELES 213-892-4000 FAX: 213-629-5063	NEW YORK, NY 10005 _______________ 212-530-5000 FAX: 212-530-5219	BEIJING 8610-5969-2700 FAX: 8610-5969-2707
WASHINGTON, D.C. 202-835-7500 FAX: 202-835-7586		HONG KONG 852-2971-4888 FAX: 852-2840-0792

LONDON 44-20-7615-3000 FAX: 44-20-7615-3100		SINGAPORE 65-6428-2400 FAX: 65-6428-2500

FRANKFURT 49-(0)69-71914-3400 FAX: 49-(0)69-71914-3500		TOKYO 813-5410-2801 FAX: 813-5410-2891

MUNICH 49-89-25559-3600 FAX: 49-89-25559-3700		SÃO PAULO 55-11-3927-7700 FAX: 55-11-3927-7777

April 14, 2016

Jennifer Monick

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MGM Resorts International
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
File No. 001-10362

Dear Ms. Monick:

Enclosed for filing with the Securities and Exchange Commission (the “Commission”) on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated March 17, 2016. The Commission’s letter set forth specific comments (the “Comments”) on the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”).

Set forth below is the Company’s response to the Comments, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comments, the original comments are included at the beginning of the response.

Ms. Jennifer Monick April 14, 2016 Page 2	MILBANK, TWEED, HADLEY & McCLOY LLP

Item7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

MGM China, page 35

1. We note your disclosure that the decrease in net revenues is due to changes in economic factors and policy initiatives in China. Please tell us and revise future filings to disclose specifically what policy initiatives occurred and quantify how they affected your revenues.

As requested by the Staff, the Company will supplement the disclosure within the Executive Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in Form 10-Q for the period ended March 31, 2016 as follows:

As a significant number of MGM Macau’s customers are from mainland China, we believe operating results have been negatively affected by economic conditions and certain policy initiatives in mainland China. Specifically, a recent slowdown in China’s economic growth rate and the Chinese government’s restrictions on travel and cross-border currency transactions have negatively affected MGM Macau’s high-end customers and the gaming promoters with which we conduct our VIP casino gaming operations, as well as the Chinese government’s anti-corruption campaign, which has changed consumption patterns and affected the propensity of our clients to spend on certain areas like gaming or luxury items. Additionally, the Macau government implemented a full main floor casino smoking ban in October 2014. These factors have led to a continued decrease in gross gaming revenues for the Macau market beginning in the second half of 2014, and have primarily impacted VIP casino gaming operations and, to a lesser extent, main floor operations throughout the Macau market.

The Company notes that the Executive Overview section is intended to provide a summary of trends within the markets in which the Company operates, and has quantified gross gaming revenue trends for the overall Macau market in its previous filings within Executive Overview. The Company has separately quantified trends in MGM Macau’s gaming revenues in the Results of Operations section of MD&A. The Company is unable to quantify the exact impact of each of the factors discussed above, however the Company believes this disclosure provides an understanding of the factors that have materially affected MGM Macau’s results of operations as required by Regulation S-K Item 303.

Ms. Jennifer Monick April 14, 2016 Page 3	MILBANK, TWEED, HADLEY & McCLOY LLP

Liquidity and Capital Resources

Principal Debt Arrangements, page 44

2. We note your disclosure of EBITDA calculated in accordance with the terms of the senior credit facility was $1.71 billion. In future periodic filings, please revise to include a reconciliation of this measure. Please provide us an example of your proposed disclosure. Please refer to Item 10(e) of Regulation S-K.

The EBITDA measure disclosed in the Company’s Form 10-K for purposes of determining compliance with the Company’s senior credit facility is provided because MD&A requires disclosure of material items affecting liquidity. The Company believes that the EBITDA covenant is a material term to an investor’s understanding of the Company’s financial condition (i.e. that it is in compliance with its maintenance covenants under its senior credit facility). In addition, the Company chooses to supplement this information by informing investors of its EBITDA, calculated in accordance with the senior credit facility, so that investors understand the cushion associated with its compliance under this maintenance covenant. In contrast, the Company does provide investors with Adjusted EBITDA and Adjusted Property EBITDA, which management believes are 1) widely used measures of operating performance in the gaming and hospitality industry, and 2) a principal basis for valuation of gaming and hospitality companies. The Company provides a reconciliation of such non-GAAP financial measures in its 10-K in accordance with Item 10(e) of Regulation S-K.

Unlike the Adjusted EBITDA and Adjusted Property EBITDA described above, under the Company’s senior credit facility the Company is permitted to add-back additional items to GAAP net income, including all non-recurring and/or other non-cash expenses. As a result, EBITDA under the senior credit facility is not calculated in accordance with Item 10(e) of Regulation S-K. The Company believes that such measure is excluded from the definition of “non-GAAP financial measure” as such term is defined in Item 10(e) of Regulation S-K pursuant to Instruction 5 to Item 10(e) of Regulation S-K and as further described in the Commission’s Compliance and Disclosure Interpretation Question 102.09 (“Question 102.09”). As a result, the Company does not believe it is required to provide a reconciliation of EBITDA (or that such reconciliation would be meaningful to investors) under the senior credit facility but advises the staff that in future filings (to the extent the Company continues to believe such disclosure to be helpful to investors) it will label this item Credit Agreement EBITDA so that investors understand that it is not calculated in the same manner as EBITDA as described in Exchange Act Release No. 47226.

The Company also considered and provided the other information discussed in Question 102.09 in its disclosure, specifically, the Company discloses the other material terms of the senior credit facility, the thresholds required to comply with the covenant and the likely effect of non-compliance on the Company’s financial position.

Ms. Jennifer Monick April 14, 2016 Page 4	MILBANK, TWEED, HADLEY & McCLOY LLP

Financial Statements

Consolidated Statements of Operations, page 68

3. We note from your disclosure on page 84 that the line item “Property transactions, net” includes the impairment of goodwill related to MGM China. Please tell us how you determined that this presentation and caption description is consistent with the guidance of ASC 350-20-45-2.

As noted by the Staff, the Company has included its impairment of goodwill related to MGM China in “Property transactions, net.” This presentation is consistent with how the Company has historically presented its goodwill impairment charges, impairments of investments in unconsolidated affiliates and disposal gains and losses, consistent with its accounting policy. As described in Note 2 – Basis of Presentation and Significant Accounting Policies, write-downs and impairments, demolition costs and normal gains and losses on the sale of assets, are aggregated and classified within “Property transactions, net” in the Consolidated Statements of Operations. The Company notes that the MGM China goodwill impairment charge was the only material item classified within “Property transactions, net” for the year ended December 31, 2015. The Company reviews this line item to ensure significant gains do not offset losses which might inappropriately disguise a significant impairment charge from being disclosed on the face of the income statement.

In addition, Note 15 to the Company’s consolidated financial statements provides a table detailing the individual items and related amounts that constitute “Property transactions, net” for the years presented in the Consolidated Statements of Operations. The Company believes the tabular presentation in conjunction with the descriptions of individual items disclosed in Note 15 provides users of the Company’s financial statements with a complete understanding of the gains and losses that affected the Company’s reported income.

Note 6 – Investments In and Advances to Unconsolidated Affiliates

Grand Victoria, page 80

4. We note that in each of the last four years you have recorded significant impairments to the value of your investment in Grand Victoria due to a greater than anticipated decline in operating results and a decrease in forecasted cash flows. With respect to your determination of the fair value of your investment in Grand Victoria, please provide us with the assumptions used and your basis for those assumptions. Also, tell us, given the continued declines, why you have continued to use the same assumed long-term growth rate in your analysis.

Ms. Jennifer Monick April 14, 2016 Page 5	MILBANK, TWEED, HADLEY & McCLOY LLP

Summary

The methodologies used in the Company’s determination of the fair value of its investment in Grand Victoria for the year ended December 31, 2015 were consistent with those used in prior period impairment analyses. The primary issue that has led to the continued decline in operating results and impairment of the Company’s investment in the last four years has been the loss of market share to new competitors, most recently as the result of the significant growth in the number of video gaming terminals (“VGTs”) installed in bars, restaurants, truck stops and other licensed retail establishments. The table below, based on reports published by the Illinois Gaming Board, provides the unit count of VGTs and year-over-year growth percentages.

At December 31,	2015	2014	2013	2012
VGT Count	22,135	19,182	13,369	2,290
YOY Growth %	15%	43%	484%	N/A

While the growth in number of VGTs had exceeded prior expectations, the Company believes that the resulting loss of market share is a near term issue and that the number of units will plateau over the next several years. The Company bases this assumption on the slowing growth in unit count as evidenced in the table above, and believes its assumption surrounding the long-term growth rate over the remaining useful life of the Grand Victoria riverboat casino is reasonable, as the Illinois Gaming Board has stated it expects VGTs to reach a saturation point in the Illinois market. Per the Staff’s request, a discussion of these and other assumptions used in the Company’s analysis, as well as the basis for those assumptions, has been provided below.

Detailed Analysis

The Company recorded an impairment charge on its investment in Grand Victoria of $17 million for the year ended December 31, 2015. As outlined in the Company’s Form 10-K disclosure, the Company used a blended discounted cash flow analysis (income approach) and the guideline public company method (market approach) to determine the estimated fair value from a market participant’s viewpoint. Key assumptions included in the discounted cash flow analysis were estimates of future cash flows, including outflows for capital expenditures, a long-term growth rate of 2% and a discount rate of 10.5%. Key assumptions in the guideline public company method included business enterprise value multiples selected based on the range of multiples in Grand Victoria’s peer group.

Grand Victoria experienced decreases in operating results during 2012 and 2013 due primarily to a loss of market share as a result of the opening of a new riverboat casino that competed with Grand Victoria in the Illinois market. In 2014, market share further declined due to an increase in the number of VGTs within Illinois, which negatively affected the market share of all riverboat casinos in the Illinois market, including Grand Victoria. In 2015, riverboat casinos continued to lose market share to VGTs, however the rate of decline slowed compared to the loss of market share experienced in 2014.

Ms. Jennifer Monick April 14, 2016 Page 6	MILBANK, TWEED, HADLEY & McCLOY LLP

A summary of selected historical financial results for Grand Victoria are as follows:

(in millions)	2015	2014	2013	2012
Revenues	$166.3	$168.1	$184.4	$205.6
EBITDA	$37.5	$41.3	$42.9	$52.4

The Company believes the impact of the new riverboat casino and expansion of VGTs has mostly been absorbed by Grand Victoria, as evidenced by the deceleration in decline of revenues in the years presented in the table above. Although the decline in revenues has decelerated, the Company’s December 31, 2015 valuation analysis included a decrease in forecasted EBITDA of approximately 3% in each of the years 2016 through 2019 to account for the potential further loss of market share to VGTs, and reflected declining margins as a result of the current business environment. The Company currently expects EBITDA to stabilize beginning in 2020 as the Company expects growth in the number of VGTs to plateau within the next several years.

Under the market approach, the Company’s valuation analysis included an examination of business enterprise values (“BEV”) as a multiple of EBITDA for each of the companies in Grand Victoria’s peer group for the trailing twelve month period and for the 2016 and 2017 fiscal years. The average and median BEV multiples for the three observed periods were in the range of 6.6x to 8.0x EBITDA. The Company selected a BEV multiple of 6.0x EBITDA for each of the three periods for Grand Victoria. Several factors were considered in the selection of the multiple, including:

•	the size of Grand Victoria’s operations;

•	lower projected EBITDA in relation to Grand Victoria’s historical EBITDA results;

•	the number of properties owned and regional concentration of the guideline companies;

•	the impact of a recent acquisition by a certain guideline company; and

•	existing competition and potential for further expansion of VGTs in the region.

Under the income approach, the Company’s valuation analysis included a selected discount rate of 10.5% based on a weighted average cost of capital analysis of Grand Victoria’s peer group. The cost of debt was determined based on a review of corporate debt ratings and the yields of the corporate debt corresponding with those ratings. The cost of equity was determined using the capital asset pricing model. The selected discount rate takes into account uncertainty surrounding further expansion of VGTs in Illinois, which could have a further negative affect on market share and operating results and considerations related to the cash flow projections, which have been revised downwards several times over the past four years due to the introduction of new competition into the Illinois market. The Company believes that the discount rate adequately accounts for these risks as well as risk related to the assumption regarding long-term growth rate.

Ms. Jennifer Monick April 14, 2016 Page 7	MILBANK, TWEED, HADLEY & McCLOY LLP

In its selection of the long-term growth rate, the Company reviewed projected long-term inflation expectations and projected nominal gross domestic product (“GDP”) in the United States and projected GDP, employment growth, and wage and salary growth for the state of Illinois. As discussed above, the continued decline in operating results has resulted from the loss of market share to new competition, most recently to VGTs. However, the Company believes operating results will stabilize as it is expected that growth in the number of VGTs will plateau within the next several years. Therefore, the Company believes the selection of a long-term growth rate of 2% continues to be appropriate as market share is expected to stabilize and the selected rate is below projected national inflation and economic growth, and approximates expected growth for the Illinois market based on considerations of employment and wage growth indicators.

In addition to the considerations above, the Company performed a sensitivity analysis surrounding its long-term growth rate assumption and noted that if a long-term growth rate of 1.5% was used, the fair value of the Company’s 50% interest in Grand Victoria would decrease by approximately $2.5 million.

The Company will continue to monitor the operating results of Grand Victoria and the potential impact on the fair value of its investment.

Basis Difference, page 82

5. We note your adjustment for CityCenter completion guarantee. It appears that the completion guarantee has been terminated. Please clarify for us why you continue to reflect this adjustment as a basis difference. Within your response, please reference the authoritative accounting literature management relied upon.

The Completion Guarantee resulted in additional equity method investments in CityCenter, which were used to fund obligations related to completion of the CityCenter project. The Company did not receive corresponding underlying equity in CityCenter related to these investments which resulted in an increase in the Company’s basis difference between the carrying value of its investment and its underlying equity in CityCenter. In accordance with ASC 323-10-35-4, an investor shall adjust the carrying amount of an investment for its share of the earnings or losses of the investee after the date of the investment and shall report the recognized earnings and losses in income. In accordance with ASC 323-10-35-5, the amount of the adjustment of the carrying amount shall reflect adjustments similar to those made in preparing consolidated statements including basis difference adjustments to amortize any difference between the investor’s costs and the underlying equity in net assets of the investee as of the date of investment. As such, the Company is amortizing the basis difference over the estimated useful life of the underlying CityCenter assets.

Ms. Jennifer Monick April 14, 2016 Page 8	MILBANK, TWEED, HADLEY & McCLOY LLP

Note 7 – Goodwill and Other Intangible Assets, page 83

6. Please tell us how you determined it was not necessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of MGM China. Please refer to ASC 820-10-50-2(bbb).

In determining quantitative information about the significant unobservable inputs used in the fair value measurement of MGM China was not necessary the Company considered the guidance in ASC 350-20-50-3, which provides for a scope exception for goodwill impairment losses. ASC 350-20-50-3 states “The quantitative disclosures about significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy required by paragraph 820-10-50-2(bbb) are not required for fair value measurements related to the financial accounting and reporting for goodwill after its initial recognition in a business combination.”

Attached is a statement from the Company acknowledging the items requested in your letter. If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 530-5022.

Very truly yours,

/s/ Rod Miller
Rod Miller

Attachment

Copies to:	James J. Murren
Daniel J. D’Arrigo
John M. McManus
Robert C. Selwood

The undersigned, on behalf of MGM Resorts International, acknowledges:

•	MGM Resorts International (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”);

•	Comments by Commission staff (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert C. Selwood
Robert C. Selwood
Executive Vice President – Chief Accounting Officer